UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 8, 2022

(Date of Report (Date of earliest event reported))

RENTBERRY, INC.

(Exact name of registrant as specified in its charter)

Delaware	47-4933743
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

201 Spear Street, Suite 1100, San Francisco, CA	94105
(Address of principal executive offices)	(ZIP Code)

(415) 795-7171

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant

a) Dismissal of Independent Accounting Firm

On April 8, 2022, the board of directors (the “Board”) of Rentberry, Inc. (the “Company”) approved and ratified the appointment of IndigoSpire CPA Group, LLC (“IndigoSpire”) as the Company’s independent accounting firm for the fiscal year ending December 31, 2021. In connection with its selection of IndigoSpire, the Board ratified the change in auditor from its former independent accounting firm, Bumpers & Company, P.A. (“Bumpers”).

Bumper’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2020 and December 31, 2019 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2020 and December 31, 2019 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Bumpers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Bumper’s satisfaction, would have caused Bumpers to make reference to the matter in their report. During the fiscal years ended December 31, 2020 and December 31, 2019 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Bumpers with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the SEC indicating whether or not Bumpers agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of Bumpers’s letter, dated April 8, 2022 is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On April 8, 2022, the Board approved and ratified the appointment of IndigoSpire as the Company’s new independent accounting firm. Neither the Company nor anyone acting on its behalf has consulted with IndigoSpire regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that IndigoSpire concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENTBERRY, INC.

By:	/s/ Oleksiy Lyubynskyy
Name:	Oleksiy Lyubynskyy
Title:	Chief Executive Officer

Date: April 8, 2022

Exhibit Index

Exhibit No.	Description

9.1	Letter from Bumpers & Company, P.A.

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